Exhibit 11.1

CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS

We hereby consent to the inclusion, in the joint proxy statement and offering circular constituting part of this Regulation A Offering Statement on Form 1-A, of our Fair Market Value Business Valuation as of April 30, 2016, for Spencer Bancorporation, Inc. and Subsidiary, which appears as Appendix B in such joint proxy statement and offering circular.

/s/ WIPFLI LLP

Wausau, Wisconsin

February 28, 2017